Exhibit 14.1

Minarco AsiaPacific Coal Industry Advisors

YANZHOU COAL MINING COMPANY LIMITED

Revised Independent Technical Review and Resource

and Reserve Assessment

May 2006

TABLE OF CONTENTS

1 INTRODUCTION	1

1.1 PURPOSE OF REPORT	1
1.2 CAPABILITY AND INDEPENDENCE	1
1.3 SCOPE OF WORK	2
1.4 OPERATING COST ESTIMATE LIMITATIONS AND EXCLUSIONS	2
1.5 RESOURCE AND RESERVE LIMITATIONS AND EXCLUSIONS	3
1.6 INHERENT MINING RISKS	3
1.7 STUDY METHODOLOGY	3
1.8 BACKGROUND TO CHINESE COAL INDUSTRY	3

2 TIAN CHI PROJECT	4

2.1 DATA AVAILABLE AND REVIEWED	4
2.2 SITE VISIT	4
2.3 GEOLOGY	6
2.3.1 Regional Geology	6
2.3.2 Exploration Methods	6
2.3.3 Seismic Exploration	6
2.3.4 Geological Hazards	8
2.3.5 Coal Quality	9
2.3.6 Product Coal	9
2.4 COAL RESOURCES	9
2.4.1 Introduction	9
2.4.2 Coal Resources	9
2.5 MINING HAZARDS	10
2.5.1 Geotechnical Issues	10
2.5.2 Geological issues	11
2.5.3 Gas	11
2.6 MINE INFRASTRUCTURE AND EQUIPMENT	11
2.6.1 Mine Access	11
2.6.2 Development	11
2.6.3 Longwall	11
2.6.4 Underground Coal Clearance	12
2.6.5 Surface Coal Handling	12
2.6.6 Power	12
2.6.7 Mine Water/Dewatering	12
2.6.8 Men and Materials Transport	13
2.7 MINE PRODUCTION	13
2.7.1 Mine Capacity	13
2.7.2 Mine Plan	13
2.7.3 Mining Method	15
2.7.4 Forecast Production Summary	15
2.7.5 Development	16
2.7.6 Longwall Production	16
2.8 COAL PREPARATION AND HANDLING	17
2.9 COAL PRODUCTS	17
2.9.1 Coal Product for Sale	17
2.9.2 Product Quality	17
2.10 SOCIAL AND ENVIRONMENTAL	17
2.11 COAL RESERVES	18
2.11.1 Classification	18
2.11.2 Modifying Factors	18
2.11.3 Reserve Estimate	19
2.12 OPERATIONAL EXPENDITURE	20
2.12.1 Labour	20
2.12.2 General	20

i

2.13 CAPITAL EXPENDITURE	21
2.13.1 Development	21
2.14 CONCLUDING STATEMENT	21

3 ZHAO LOU PROJECT	22

3.1 DATA AVAILABLE AND REVIEWED	22
3.2 SITE VISIT	22
3.3 GEOLOGY	24
3.3.1 Regional Geology	24
3.3.2 Exploration Methods	26
3.3.3 Seismic Exploration	26
3.3.4 Geological Hazards	26
3.3.5 Coal Quality	27
3.3.6 Product Coal	27
3.4 COAL RESOURCES	28
3.4.1 Introduction	28
3.4.2 Coal Resources	28
3.5 MINING HAZARDS	29
3.5.1 Geotechnical Issues	29
3.5.2 Geological Issues	29
3.5.3 Gas	30
3.6 MINE INFRASTRUCTURE AND EQUIPMENT	30
3.6.1 Mine Access	30
3.6.2 Development	30
3.6.3 Longwall	30
3.6.4 Underground Coal Clearance	30
3.6.5 Surface Coal Handling	30
3.6.6 Power	31
3.6.7 Mine Water/Dewatering	31
3.6.8 Men and Materials Transport	31
3.7 MINE PRODUCTION	31
3.7.1 Mine Capacity	31
3.7.2 Mine Plan	31
3.7.3 Mining Method	31
3.7.4 Forecast Production Summary	33
3.7.5 Development	33
3.7.6 Longwall Production	34
3.7.7 Historical Development Rates	34
3.8 COAL PREPARATION AND HANDLING	34
3.9 COAL PRODUCTS	34
3.10 SOCIAL AND ENVIRONMENTAL	34
3.11 COAL RESERVES	35
3.11.1 Classification	35
3.11.2 Modifying Factors	36
3.11.3 Reserve Estimate	37
3.12 OPERATIONAL EXPENDITURE	37
3.12.1 General	37
3.13 CAPITAL EXPENDITURE	38
3.14 CONCLUDING STATEMENT	38

ANNEXURE A – QUALIFICATIONS AND EXPERIENCE OF MINARCO TEAM	40

ANNEXURE B – CHINESE COAL QUALITY DEFINITIONS	41

ANNEXURE C – CHINESE RESOURCE AND RESERVE CLASSIFICATION	42

ii

LIST OF TABLES

TABLE 2.1 - COMPARISON OF CHINESE CODE 1999 AND JORC 2004	10
TABLE 2.2 - TIAN CHI COAL RESOURCES (SEAM 15)	10
TABLE 2.3 - LONGWALL FACE EQUIPMENT	12
TABLE 2.4 - TYPICAL ROADWAY DIMENSIONS	15
TABLE 2.5 - TYPICAL ROADWAY DIMENSIONS (USED IN SCHEDULE)	15
TABLE 2.6 - WORK UP OF DEVELOPMENT METERAGE	16
TABLE 2.7 - WORK UP OF LONGWALL PRODUCTION	16
TABLE 2.8 - ESTIMATED RESERVES FOR TIAN CHI	20
TABLE 2.9 - OPERATING COST COMPARISON – TIAN CHI	20
TABLE 2.10 - TIAN CHI CAPITAL EXPENDITURE – DESIGN REPORT ESTIMATE	21
TABLE 2.11 - TIAN CHI - REVISED CAPITAL EXPENDITURE (MAY 2006)	21
TABLE 3.1 - COMPARISON OF CHINESE CODE 1999 AND JORC 2004	28
TABLE 3.2 - TOTAL COAL RESOURCES AS AT JULY 2003 FOR THE ZHAO LOU DEPOSIT	29
TABLE 3.3 - TYPICAL ROADWAY DIMENSIONS	33
TABLE 3.4 - WORK UP OF DEVELOPMENT METERAGE	33
TABLE 3.5 - WORK UP OF LONGWALL PRODUCTION	34
TABLE 3.6 - ESTIMATED RESERVES FOR ZHAO LOU MINE	37
TABLE 3.7 - OPERATING COST COMPARISON – ZHOU LAO	38
TABLE 3.8 - ZHAO LOU CAPITAL EXPENDITURE	38

LIST OF FIGURES

FIGURE 2.1 - TIAN CHI LOCATION	5
FIGURE 2.2 - TIAN CHI COAL SEQUENCE	7
FIGURE 2.3 - TIAN CHI MINE LAYOUT	14
FIGURE 3.1 - ZHAO LOU LOCATION	23
FIGURE 3.2 - ZHAO LOU COAL SEQUENCE	25
FIGURE 3.3 - ZHAO LOU MINE LAYOUT	32

iii

1 INTRODUCTION

1.1 PURPOSE OF REPORT

This report dated May 2006 is an update requested by HSBC Global Investment Banking, Honk Kong (“HSBC”) of the previous report dated June 2005 prepared by Minarco Asia Pacific Pty Limited (“Minarco”). The initial report was at the request of Yanzhou Coal Mining Company Limited (“Yanzhou” or “the Company”) for the purpose of providing an independent technical review and resource and reserve assessment of the following two coal projects:

•

Tian Chi Project - Located in Shanxi Province Peoples Republic of China (“PRC”). Underground coal mining operation in final stage of expansion to enable longwall coaling. 1st longwall coal production was expected in late July 2005 but has been deferred to May 2006.

•	Zhao Lou Project - Located in Shandong Province PRC Underground longwall coal mining operation in early development stage. 1st longwall coal production expected in December 2007.

This report has been prepared for the sole use of Yanzhou and its advisors. This report is confidential, is not a public report and is not to be used for any other purpose or disclosed to any parties without the prior written consent of Minarco.

This updated report has been specifically requested by HSBC of Hong Kong to incorporate changes to the mining progress at Tian Chi since the inspection and review carried out by Minarco in June 2005.

1.2 CAPABILITY AND INDEPENDENCE

The Minarco team worked with Yanzhou and its advisors to complete the scope of work. Whilst the Minarco team worked with others, the views and opinions expressed in this report are those of Minarco. Details of qualifications and experience of the Minarco team are set out in Annexure A of this report.

Minarco operates as an independent technical consultant providing resource evaluation, mining engineering and mine valuation services to the resources and financial services industries.

Minarco principals have extensive experience in the coal industry. They have managed or participated in studies covering:

•	Over 30 mines in China including mines in Shandong, Henan, Shanxi, Heilongjiang, Hebei, Jiangsu and Inner Mongolia;

•	Projects in New Zealand, South Africa, Indonesia, India, Malaysia, Ukraine, Canada, USA, Colombia, Philippines, Thailand, and Africa;

•	Projects in every state of Australia including over 60 New South Wales operating mines and projects and over 25 Queensland operating mines and projects.

This diverse experience covers all levels of mine assessment from designing exploration strategies through to final feasibility studies and coal market assessment. Minarco has extensive experience in independent reporting and valuation of mines and mineral resources for financiers and capital markets.

Minarco has received and will receive professional fees for its input to this assignment. None of Minarco or its directors, staff or sub-consultants who worked on this project, however, has any interest in:

•	The Company or its respective related bodies corporate; or

•	The mining assets reviewed.

Drafts of this report were provided to Yanzhou, but only for the purpose of confirming the accuracy of factual material and the reasonableness of assumptions relied upon in conducting the scope of work. At the date of finalising the report, Yanzhou had not provided Minarco with any feedback regarding the accuracy of factual material.

Minarco reviewed the assets in accordance with the scope of work and exclusions and limitations stated in this report.

1.3 SCOPE OF WORK

The specific scope of work as agreed between Minarco and Yanzhou was as follows:

Resources and Reserves

•	Provide comment on how the reported results (Chinese Standard) for Resources and Reserves compare with International Standards (i.e. JORC code)#;

•	Generate values for Resources and Reserves to International Standards (e.g. JORC Code).

Mining Approach

•	Provide assessment on the technical mining aspects including designed capacity, development and mining layout and method for both of the mining projects;

•	Provide comment on the production scheduling to support financial modeling by financial advisors; and

•

Estimate capital and operating costs based on the reviewed production capacity and schedule. (Minarco has assumed in its agreed works schedule that detailed cost information would be provided, and the consultant’s role would be to verify the suitability of the cost estimates provided.)

Environmental and Social Liabilities

•	Provide comment on the environmental, social and community liabilities associated with each coal project with respect to the mining strategy recommended; and

•	Provide comment on the suitability of the strategies proposed to address these issues (where a strategy has been proposed).

#

The JORC Code - Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code 2004 Edition) sets out minimum standards, recommendations and guideline for Public Reporting in Australasia of Exploration Results, mineral Resources and Ore Reserves. The Code is a required minimum standard for public reporting on the ASX, NSX, as well as many other global exchanges including the HKSE.

Minarco acknowledges that this information, in combination, will be used by Yanzhou and its advisors to prepare an asset valuation.

1.4 OPERATING COST ESTIMATE LIMITATIONS AND EXCLUSIONS

The report was based mainly on information provided by Yanzhou, either directly from its mine sites and other offices, or from reports by other organisations whose work is the property of the Company.

The report is based on information made available to Minarco before 20th June 2005. Minarco has been advised of a material change to its operations or forecasts on 10th May 2006 for which this revised report has been issued.

The work undertaken for this report is a technical review of the information coupled with such inspections as Minarco considered appropriate to prepare the report. It specifically excludes all aspects of legal issues, commercial and financing matters, land titles, agreements; excepting such aspects as may directly influence technical, operational or cost issues.

In Minarco’s opinion, the information provided by the Company appeared reasonable and nothing discovered during the review suggested that there was any significant error, misrepresentation or omission in respect of that information.

The title of this report and any associated work does not pass to Yanzhou and may not be relied upon until all consideration has been paid in full.

1.5 RESOURCE AND RESERVE LIMITATIONS AND EXCLUSIONS

Geological coal resources at Tian Chi were estimated by the 148 Team of Coalfield Geological Exploration, Shanxi Province (The 148 Team) and reported in a geological report titled “Coalfield Geology Report for the Tian Chi Energy Company Limited, Shanxi Province” in March 2004

Geological coal resources at Zhao Lou were estimated by staff of the Exploration and Research Institute of Coalfield Geology and Engineering, Shandong Province, (E&RI) in a geological report titled “Detailed Exploration Geology Report For Zhaolou Coalfield Shandong, China” dated July 2003. The actual field work was done by different teams who collected different types of exploration data, for example, seismic, geophysical interpretation, drilling etc. All the different teams actually belong to the same group known as the Coalfield Geology Bureau of Shandong, including the E&RI team.

Due to time constraints, McElroy Bryan Geological Services Pty Ltd (MBGS) has not re-estimated coal resources but presents an opinion based on a review of the existing coal resources at Tian Chi and Zhao Lou as estimated by the above mentioned organisations. As part of the process of the MBGS review, the methodology of the Tian Chi and Zhao Lou resource estimation was also compared to the Australian JORC code of December 2004. MBGS’ review of the coal resource data prepared by Yanzhou indicates that the consistent, thorough, detailed approach used to define those resources meets international standards.

1.6 INHERENT MINING RISKS

Coal mining, and in particular underground coal mining, is carried out in an environment where not all events are predictable.

Whilst an effective management team can, firstly, identify the known risks, and secondly, take measures to manage and mitigate these risks, there is still the possibility for unexpected and unpredictable events to occur. It is therefore not possible to totally remove all risks or state with certainty that an event that may have a material impact on the operation of a coal mine, will not occur.

1.7 STUDY METHODOLOGY

The study has been completed in several stages as follows:

•	Data Collection and Review; The Minarco Team (or “the Team”) reviewed data in the Company prepared data room as well as interviewed Yanzhou’s technical representatives;

•

Site Visit; Members of the team inspected the underground workings and surface facilities for the Tian Chi Project in Shanxi and also the surface facilities and construction works at the Zhao Lou Project in Shandong;

•	Analysis; Following the site inspections, the Minarco team analysed the collected data and prepared this report;

•	A DRAFT of the report was submitted to Yanzhou for review on the 15th June; and

•	Minarco submitted a final DRAFT to Yanzhou on the 20th June.

The basis for the comments and forecasts in this report is information compiled by enquiry and verbal comment from the Company, cross checked where possible with hard data or by comment from more than one source. Where there was conflicting information on issues Minarco used its professional judgment. Generally, the data available was sufficient for Minarco to complete the scope of work. The quality and quantity of data available, in Minarco’s view, showed a willingness by the Company to assist the review process.

1.8 BACKGROUND TO CHINESE COAL INDUSTRY

Included as part of this report, the following annexures provide background to resource and reserve classification and comparison between Chinese and International Standards:

•	Annexure B: Chinese Coal Quality Definitions;

•	Annexure C: Chinese resource and reserve classification.

2 TIAN CHI PROJECT

2.1 DATA AVAILABLE AND REVIEWED

The data reviewed was largely available to the Team at a data room established at the Company’s hotel in Zoucheng City, Shandong. A request for data was supplied to Yanzhou prior the site visit and Yanzhou compiled a significant portion of this information in the data room. The data was supplemented on request and the Team was allowed to take copies of selected information.

Geological coal resources were estimated by the 148 Team reported in March 2004 in a geological report titled “Coalfield Geology Report for the Tian Chi Energy Company Limited, Shanxi Province”.

The data available in the data room included:

•	Pre-feasibility Study Report;

•	The China National Standard For Resources/Reserves of Solid Fuels and Mineral; commodities (GB/T 17766-1999);

•	“Coalfield Geology Report for the Tian Chi Energy Company Limited, Shanxi Province” March 2004 and “Detailed Exploration Geology Report For Zhaolou Coalfield Shandong, China” written in July 2003 and;

•	Detailed Exploration Geology Report For Zhao Lou Coalfield Shandong, China” dated July 2003;

•	Design drawings, mine plans and geological structure plans.

Other data was also made available during mine site visits and the management of these mines and projects discussed issues and answered questions freely.

Where the Team received anecdotal evidence it endeavoured to cross check this evidence with different sources or from hard copy evidence. Unfortunately not all anecdotal evidence could be crossed checked. Where this occurred and the issue is considered to be material, this has been indicated in the report.

2.2 SITE VISIT

The technical team visited the Tian Chi Project on the morning of 10th June 2005. The technical team was guided by the General Manager (Mr Liu) and also the Planning Manager (Mr Zhang). The Team was shown around the surface and inspected the new coal screening plant, the workshop and the service drift area. The team then changed into underground clothing and went down the main ventilation shaft (which was temporarily being used as a coal and materials haulage shaft during the upgrades to the other shafts). The team then inspected the pit bottom area, the main service roadways and the start of the 1st longwall panel.

The mine location is shown in Figure 2.1.

BEIJING
Dongsheng
Tianjin
Shanxi
Hebei
38°N
Taiyuan
Shijia - Zhuang
Dezhou
Tian Chi Coal Mine
HUANG HE
Handan
JINAN
TAI'AN
Linfen
Changzhi
Anyang
36°N
Hebi
Shandong
Yanzhou
Jining
Zouchéng (data room)
Jincheng
Yangcheng
Hézé
Zaozhuang
WEISHAN LAKE
Luoyang
Zhengzhou
Xuzhou
34°N
Henan
Anhui
N
112°
114°
116°
118°
Provincial boundary
Railway
Main road
0
100
200
kilometres
Location
CHINA
Shanxi Province
500km
MINARCO ASIA PACIFIC
Project No: 05-32

FIGURE 2.1

Loctaion of Tian Chi Mine
Shanxi & Shandong Provinces - China

2.3 GEOLOGY

2.3.1 Regional Geology

The Tian Chi lease covers an area of approximately 20 km2 of quite rugged topography in the mountains 120 km south east of Taiyuan, the capital city of Shanxi Province.

The coal sequence located at Tian Chi is shown in Figure 2.2. There are over 10 coal seams known in a thick sequence of Permo-Carboniferous sediments at Tian Chi. The dip of the seams within the deposit area varies from 5o to 15o to the west. The only target seam at Tian Chi is known as Seam 15 and it averages 4 to 5 metres thick of slightly banded coal with several stone partings.

There are over 10 coal seams known in a thick sequence of Permo-Carboniferous sediments at Tian Chi. The dip of the seams within the deposit area varies in the range 5o to 15o to the west. The only target seam at Tian Chi is known as Seam 15 and it averages 4 to 5 metres thick of slightly banded coal with several stone partings.

The following geological features are typical of Yanzhou Coal’s operations and are also present at Tian Chi:

•	Multiple coal seams; but only one mineable target seam – Seam 15;

•	Minor seam splitting and coalescing;

•	Minor seam washouts or seam thinning in Seam 15.

2.3.2 Exploration Methods

Approximately 30 stratigraphic partially cored and non core drill holes are located within the exploration lease on a very limited grid pattern. Drilling appeared to be located mostly in the southeast part of the deposit where it was probably easier to get access. Where drilling is further apart (at least 1,500 metres between drill holes) the steep terrain topography has probably limited access.

Holes are logged using a down-hole geophysical sonde that provides gamma, density and caliper measurements. Coal seams are correlated and picked depths (roof and floor) entered into the geological spreadsheet. The 148 Team personnel in the geology, survey and geotechnical departments that collected geological data from the field are experienced, qualified and competent.

Of the 30 drill holes only approximately 10 drill holes were located in the proposed mine plan area. This is considered as a minimum only and additional exploration is required in advance of mine development to substantiate the coal resources and determine if there are any geological hazards in the future mining areas.

2.3.3 Seismic Exploration

Some of the technical mining documents refer to seismic information, however no reports were seen which provided detail on the seismic work completed.

QUATERNARY
PERMIAN
CARBONIFEROUS
ORDOVICIAN
Shi Hezi Group
Shanxi Group
Taiyuan Group
Benxi Group
Zhong Tong Feng
Mineable Seam Depth (m)
0m
50m
250m
300m
SEAM 3
0.5m thick
SEAM 14
0.7m thick
SEAM 15
4m - 5m thick (Mining Target)

Source : McElroy Bryan Geological Services June 2005

MINARCO ASIA PACIFIC

FIGURE 2.2

TIAN CHI COAL PROJECT

Typical Stratigraphic Section

2.3.4 Geological Hazards

Faults

There do not appear to be many faults within the actual proposed mining area. Drilling did not delineate any obvious faults nor did they appear on any plans provided in the data room.

Seam Washouts – seam thinning

Two drill holes intersected Seam 15 with thicknesses of 0.45 and 1.95 metres. This is too thin for underground extraction and the current drill hole spacing does not allow the clear definition of these thin seam zones. Additional drilling will have to be completed to ensure that thin seam development does not occur in proposed mine plan areas. In drill hole 313 the Seam 15 had a thickness of 2.78 metres which is also lower than the general average of 4 to 5 metres. Hole 313 is located on the north western edge of the deposit and the next closest drill hole is 1,500 metres away. There is potential for large areas of below average seam thickness to be located within the mine plan area.

Igneous Features

There are no igneous features at the Tian Chi deposit based on current exploration data.

Hydrogeology

No information on Hydrogeology has been reviewed.

Seam Gas

Seam gas was sampled from five drill holes intersecting two coal seams 15 and 14. Methane composition of Seam 15 ranged from 60% to 93% with an average of 80%. The gas content for seam 15 appears to vary from 3 to 5 cubic metres per tonne. Neighbouring coal mines have had problems with high seam gas content in other coal seams leading to mine fatalities. Based on the geology report it is not clear what the maximum gas content of Seam 15 is likely to be.

Spontaneous Combustion

Based on the geology report there appears to be some risk for spontaneous combustion within Seam 15.

Geotechnical

Seam 15 Roof and Floor Characteristics.

Seam15 roof comprises mostly claystone, occasional siltstone and sandstone. The anticipated rock strength as indicated by UCS strength test results is in the order of 15 Mpa. The density of the claystone is reported as being approximately 2.7. The immediate claystone roof is generally 2 metres thick which is then overlain by hard limestone strata that averages 6 metres thick. This limestone layer may act as a massive unit which could impact on the longwall extraction process by producing cyclic weighting issues at the longwall face.

Seam 15 floor is mostly claystone that is described from translation of the geology report as being “aluminium and soft and jointed”. It is assumed that this description is actually describing a kaolin rich claystone that will probably be highly reactive to any water that will be in the mine floor.

Discussions with various Yanzhou personnel suggested that when mining Seam 15 at Tian Chi a coal floor in the order of 1 metre thick would be left behind so as to avoid the potentially weak claystone floor. During the minesite visit very clayey puggy claystone was observed in some of the underground skips. It was not possible to determine from which parts of the pit these claystones came from.

2.3.5 Coal Quality

Testing includes Proximate analysis, Specific Energy and Total Sulphur.

Average raw coal quality parameters for Seam 15 are as follows:

Moisture	not reported
Ash	20.65% air dried
Volatiles	14.62% daf
Sulphur	1.45%
Phosphorous	0.223%
Specific Energy	26.41MJ/kg

Based on the above results this coal would have to be sold into a specialised market. The total sulphur content based on the geology report ranges from 0.5 to greater than 3%. Nearly 50 % of the Seam 15 coal is greater than 1.5% sulphur. Because it is not known where the sulphur occurs it is not known if standard washing of the coal could substantially reduce the sulphur or phosphorous.

2.3.6 Product Coal

Yanzhou Coal will produce coal products based on different dry screen sizing only. If there is a reduction of stone that happens to take place during this process then different products in energy, moisture and total sulphur will eventuate. The product is marketed that ranges from high to lower energy coal (Table 2.1). The coal treatment plant currently under construction will only dry screen the as-mined coal and will not have any beneficiation circuits as practised in Australian coal handling preparation plants. Tian Chi coal is included in Table 2.2 to demonstrate its indicative quality.

Coal washability testing was completed from drill holes and sizing tests were taken from old workings. The geology report documents a yield that ranges from 13.33% to 71.43% with an average of 40.61%. It was difficult to fully understand these results in any detail. However, a single washability table in the geology report indicated that Cumulative Floats of 1.6 produced a yield of 76% with an ash of 10%. This indicates a significant anomaly in the reported understanding of the likely washability properties of Seam 15. It could be that if a wash plant was based on fully understood washability test results then the recovery of coal product could be significantly improved.

2.4 COAL RESOURCES

2.4.1 Introduction

Coal resources were not validated or audited, however the process and procedures used by Yanzhou Coal to estimate them were assessed. Based on discussions and viewing of plans produced from the geological model it was assessed that the coal resources as stated by Yanzhou Coal for 2002 at Tian Chi were fairly represented and reported.

Geological coal resources were estimated by the 148 Team and were reported in March 2004 in a geological report titled “Coalfield Geology Report for the Tian Chi Energy Company Limited, Shanxi Province”.

2.4.2 Coal Resources

Chinese Classification

Chinese resource and reserve classifications follow strict criteria laid down by the Ministry of Land and Resources and are subject to annual re-estimation and review. The following criteria are applied to Chinese resources estimation:

•	Minimum seam thickness of 0.70 metre;

•	Exclusion of dirt bands > 0.05 metres in seam thickness;

•	Maximum depth 1,000 metres;

•	Exclusion of highly weathered coal;

•	Estimation in relatively small block areas, utilising drill hole thickness; and

•	Application of a seam specific conversion factor based on experimental results.

Coal is then classified into one of the four categories, A, B, C, or D with category A being based on the highest density of drill hole spacing and therefore having a higher degree of confidence. A new classification system (Classification for Resources/Reserves of Solid Fuels and Mineral Commodities GB/T 17766-1999) which is equivalent to international standards was implemented on 1 December 1999. MBGS has examined the various criteria applied and compared it to the classification nomenclature of Australia Guidelines for Estimating and Reporting of Inventory Coal, Coal Resources and Coal Reserves (2003) and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, (The JORC Code 2004 Edition), and consider the Chinese system to be equivalent to the Australian code summarised in Table 2.1.

Table 2.1 - Comparison of Chinese Code 1999 and JORC 2004

Chinese System	JORC Code 2004	Criteria
A	Measured	Drill hole spacing approx 500 metres
B	Indicated	Drill hole spacing approx 750 metres
C	Inferred	Drill hole spacing approx 1500 metres
D	Inferred	Limited drill holes and other data

Resources for Tian Chi were quoted from the “Coalfield Geology Report for the Tian Chi Energy Company Limited, Shanxi Province” March 2004 and appear to conform to the China National Standard For Resources/Reserves of Solid Fuels and Mineral; commodities (GB/T 17766-1999);

Coal Resources were classified as Category A, B, C or D to reflect the confidence in the underlying geological data. Coal resources were delineated by applying various limiting factors to the geological model. Some portions down-dip and to the northwest of the deposit are not explored to a high level of confidence, based on the locations of drill holes and are therefore included in the Inferred category ( see Table 2.2).

Total coal resources as at March, 2004 for the Tian Chi deposit are shown in Table 2.2.

Table 2.2 - Tian Chi Coal Resources (Seam 15)

Coal Resources Chinese Coal Classification	A	C
Standard 1999 (Million tonnes - Mt)	111b	122b	111b & 122b
Approx Aust. Equivalent JORC 2004	Measured	Inferred
Coal type
Meager	47.54	62.43	109.97
Anthracitic	—	4.26	4.26

Total	47.54	66.69	114.23

2.5 MINING HAZARDS

2.5.1 Geotechnical Issues

The coal seam is within a low stress regime at the moderate depth of 300 to 400 metres. The target seam (No.15 seam) in the medium term mine plan (mining areas 1and 3) (see Figure 2.3) is a minimum 4.3 metres thick. A coal roof at least 0.5 metres thick is retained. The roadway support within the coal seam consists of rock bolts and mesh which is considered to be adequate for the conditions.

The strata immediately below the seam is a weak mudstone that deteriorates on exposure to water. To avoid potential difficult floor conditions, up to one metre of the bottom of the seam is left on the roadway floor.

This can be achieved within mining areas 1 and 3 where the No.15 seam is relatively thick. In the proposed mining areas 2 and 4, the seam thins to approximately 3.6 metres in the northern area. It is most likely that to avoid poor floor conditions the roadways will be required to be mined to the stone roof. This is not considered to be an issue for roof control, however there is a potential risk of frictional ignition occurring with the mining machine in the moderate to high seam gas environment. Ventilation control at the mining face will be important.

The main trunk roadways are driven in stone using explosives. There is considered to be low geotechnical risk in the development of these roadways.

2.5.2 Geological issues

There is no evidence of faulting or seam structure difficulty within the proposed areas for the medium term plan. Insufficient exploration has been conducted in areas 2 and 4 to confirm the nature of the seam structure and consequently the majority of these areas have been downgraded to Inferred Resource status.

2.5.3 Gas

The mining conditions are considered to be gassy. The contribution of gas from the seams above the No.15 seam during the Longwall Top Coal Caving (“LTCC”) operations will result in a total gas make of 40 m3/min in the longwall section. Gas control measures include return airways on the raise side of the longwall face to which the gas will migrate with the ventilation. A gas drainage gallery driven in stone above the seam will draw the gas away from the upper strata and coal seams that are produced during the LTCC process. This will reduce the volume of gas being controlled by the mine ventilation. Gas drainage pipes will transport this high percentage gas to the surface.

As a result of the upgraded gas control measures, Minarco considers the planned upgrades to the mine ventilation to be sufficient for the proposed operations.

2.6 MINE INFRASTRUCTURE AND EQUIPMENT

2.6.1 Mine Access

The mine is serviced by three drifts and a shaft. The three drifts will be fresh air intakes for the mine and a 6 metre diameter shaft will be for the return air. Two newly installed fans have been established at the shaft. This shaft has a winder that can be used for men or emergency winding.

The service and conveyor drifts have been widened and re-supported as part of the mine upgrade. A new surface portal area has been constructed for the service drift allowing two parallel rail tracks to be installed for the mine supplies and equipment hoisting. The provision of the dual track layout in the drift will adequately support the mine supply requirements.

2.6.2 Development

The trunk roadways developed for the conveyor and transport services are excavated in the competent sandstone strata either above the seam or sufficiently below the mudstone floor strata to provide stable and secure roadways. Development is by drilling and blasting the rock.

Mine development within the coal seam is by a mining machine that cuts the coal. Roadway support is set at the face and consists of rock bolts and mesh. In the stone drives which will be used for a longer period, the roof and sides of the roadway are sprayed with a cement and sand material (gunite) providing a smoother surface for ventilation efficiency as well as additional support for the sides to prevent the possibility of rock slabbing over time. The permanent roadways within the stone are considered to be in a safe and secure condition.

Roadways driven in coal are rectangular at 4 metres wide and 3 metres high whereas the roadways in stone are of an arch profile and vary in dimension to suit their purpose. The proposed development strategy is deemed sufficient for the proposed operations.

2.6.3 Longwall

The proposed method of longwall mining is by LTCC. The mining face is 160 metres wide and the extraction for LW1 will be over a distance of 1,065 metres. The length of the longwall has been reduced from the originally planned 1,800 metres due to the gas increase detected during development.

The mining equipment is a standard design including four leg 520 tonne capacity roof supports and two identical 830 mm wide face and rear conveyors rated at 1,200 tph. The equipment is considered suitable for the mining conditions and planned production. Spare roof supports and pumps will be on site. Two sets of longwall equipment will be available therefore allowing continuous longwall production at the mine with one set being removed for overhaul and repair after each panel.

The operating range of the roof supports is 1.7 metres to 2.8 metres with the maximum extended height at 3.2 metres. This equipment would be unsuitable for the southern section of the mine lease area where the seam thins to less than 1.5 metres thick. Unlike roadway development the longwall will cut to the floor of the seam. Therefore the potential for stone dilution from the weak mudstone floor material is high unless the cutting profile allows a thin section of coal to remain.

The type of equipment to be used for the longwall operations is described in Table 2.3.

Table 2.3 - Longwall Face Equipment

Item	Type	Power (kW)	Capacity (Tonne/hour)	Quantify
Shearer	MGTY300/730-1.1D	730		1
Face Support	ZFS5200-1.75/3.5			126
Face End Support	ZFG5400-1.9/3.2			7
Face AFC	SZG-830/630	2x315	1,200	1
Rear AFC	SGZ-830/630	2x315	1,200	1
Maingate Transfer	SZZ-830/200	200	1,800	1
Crusher	PCM160	160	1,800	1

It is considered that the proposed longwall layout, equipment and method of extraction are suitable for the mining conditions and geological structure of the resources. The equipment is deemed sufficient for the forecast production and cost schedules.

2.6.4 Underground Coal Clearance

Belt conveyors will transfer the coal from the mining faces to the surface via the main drift. The longwall conveyor is rated at 1,600 tph to match the longwall face conveyor capacity (AFC) with the addition of the top caving coal. The conveyors used for roadway development in coal are rated at 600 tph. This is considered adequate.

All the conveyor systems are currently under construction with the longwall belt yet to be installed. The planned completion is at the end of July 2005. Minarco considers this schedule to be tight. Minarco has been informed (May 2006) that the mine expansion has not progressed in accordance with the initial schedule with completion of all coal clearance infrastructure and underground services in April 2006.

2.6.5 Surface Coal Handling

The mined coal will be discharged from the drift conveyor through a raw coal screening plant that will remove the +300 mm material to waste. The underflow material will then be sized into three product streams. The large coal fraction at +150 mm will be initially separated and conveyed to a bin and the -150 mm conveyed to a secondary screening plant. This coal will be further split into a -150 mm +50 mm fraction and a -50 mm fraction. This coal is proposed to be railed following the completion of the new rail connection to the mine.

The coal handling system is currently under construction and is planned to be commissioned by the end of July to coincide with the first longwall production. Minarco considers the proposed surface coal handling system sufficient for the planned operations.

2.6.6 Power

Power will be delivered to the mine’s industrial area at 110 kV. A substation located in the industrial area will reduce voltage to 35 kV before feeding underground at 10 kV. Minarco considers this sufficient to support the production estimates.

2.6.7 Mine Water/Dewatering

Mine water is sourced from wells sunk to intersect the water bearing limestone strata which lies approximately 200 metres below the coal seam. The supply of water is considered to be plentiful for the mine operations. The water is stored in two surface dams to service the underground and surface facilities. The water demand includes:

•	Office and bathhouse facilities;

•	Production and dust control activities;

•	Boiler; and

•	Firefighting and emergency provisions.

The water demand is moderate with no wash plant being used at the mine site.

A number of limestone beds lie in the strata above the coal seam with the nearest (K2) at the roof of the No.14 seam which is approximately 20 metres above the No.15 seam. The limestone beds are highly jointed and the K2 layer which is within the caving zone of the longwall face showed considerable water flow from pump out tests. Water inflow is expected into the mine behind the longwall face and will flow downdip into the maingate roadway. A pumping system has been designed to adequately control this water.

2.6.8 Men and Materials Transport

The upgraded service drift will be used for men and materials transport into and out of the mine. The capacity of the winding system has been designed to suit the transfer of the longwall equipment. All underground materials and equipment will be transported around the mine on rail mounted skips that are pulled by a series of strategically located electric winches to assist hauling up grades and along the main transport galleries.

The man transport carriages are newly purchased for the mine expansion project.

2.7 MINE PRODUCTION

2.7.1 Mine Capacity

Working Time

The designed mine capacity, as per Chinese Regulations is calculated based on:

•	300 days per year;

•	14 hour production; and

•	2 shifts per day and one shift for maintenance.

In effect the mine is operated 365 days per year and the number of days lost for maintenance and unplanned events is actually a lot less than that implied by the regulated criteria. In reality it is typical for mines to produce on a 330 day per year schedule. In this way design estimates are very conservative for an experienced operator such as Yanzhou.

2.7.2 Mine Plan

The mine layout consists of a series of longwall panels with the gate roads sub parallel to the seam strike. The slope of the longwall face will be at the typical seam dip of 8o. Due to the spacing of exploration holes 3D seismic exploration has been necessary to obtain a profile of the trend in the seam structure to confirm the preferred orientation of the roadways. Seam structure contours indicate that the dip of the seam varies and is as much as 11o in longwall No.3.

The first longwall panel development is complete and the new longwall equipment to be installed by the end of July. The proposed mine operations are planned to be over four nominated resource areas termed Areas 1, 2, 3 and 4. In Minarco’s opinion insufficient exploration has been completed to classify Areas 2 and 4 as potential reserves. This has been recognised by the mine planners and to date the current mine plan has only been interpreted for Areas 1 and 3 until additional exploration is completed.

Three longwalls will be established in Area 1 followed by a series of longwalls in Area 3 with the main service and conveyor roadways driven in a north easterly direction from the shaft area. The two main drift entries are located approximately 800 metres apart at the surface with the service drift separated from the proposed mining area by as much as 1,150 metres of stone drive. This has been due to the existence of old workings preventing the optimum location of the drifts. The mine layout is shown in Figure 2.3.

The mine plan is suitable for the structure of the coal seam and geometry of the resource area.

Lease Boundary
Limit of Measured and Indicated Resources
Borehole
Current Mine Workings
Proved Reserves
Probable Reserves
AREA 4
AREA 3
AREA 2
AREA 1
Limit of Measured and Indicated Resources
313 2.78
312 3.80
72 1.26
Goaf
OLD MINE WORKINGS
N
0 500 1000
metres
51.0
52.0
53.0
54.0
55.0
29.0
28.0
27.0
26.0
25.0
24.0
23.0
22.0
MINARCO
ASIA PACIFIC

FIGURE 2.3
TIAN CHI MINE
Mine Layout and Reserves

Mine production has ceased during the mine expansion of services and infrastructure for the underground and surface coal handling. Longwall mining extraction is now scheduled to commence in mid 2006.

2.7.3 Mining Method

The mining method will consist of a single LTCC face supported by continuous miners developing coal roadways, and drill and blast faces developing roadways in stone, and stone/coal sections. The LTCC is proven technology and is well understood by the Company. The average seam thickness however is not amenable to a high productivity system because of the limited height of coal above the 2.8 metre cutting height. Experience has shown that LTCC in seam sections 4 to 5 metres thick is not ideal but nevertheless it is considered acceptable for Areas 1 and 3 where the height varies from 4.3 to 6 metres. Breakage of the top coal may not be complete in the reduced height sections making the loading of coal on the rear AFC less efficient.

The plans indicate that there will be two coal drivage units and one drill and blast face for each longwall section. Additional development faces in the stone/coal sections will be employed for the main trunk roadways. The typical cross sectional areas of the main roadways are given in Table 2.4. This information is based on the Zouchang Huanjin Design and Research Institute Detailed Engineering Report.

Table 2.4 - Typical Roadway Dimensions

Roadway Type	Cross Sectional Area (m2)
Underground Drift	12.1
Main Drive	10.1
Inlet Air Roadway	6.3
Gas Extraction Gallery	4.8
Single Rail Roadway	8.5
Standard Rail Roadway	15.2
Belt Conveyor	11.9
Return Air Roadway	16.3

Discussions with Management indicated that in general the roadway dimensions for the majority of the typical underground development for the longwall would be as described in Table 2.5.

Table 2.5 - Typical Roadway Dimensions (used in Schedule)

Drivage Method	Cross Sectional Area (m2)
Coal Drivage	12.0
Stone Drivage	5.8
Coal/Stone Drivage	12.0

Production rates given in the following sections, and also in the detailed schedule are based on the cross sectional areas identified in Table 2.5.

2.7.4 Forecast Production Summary

Management indicated that total mine ROM production is planned to be 2.1 Mtpa. This is well above the designed capacity of the mine which is stated at around 1.2 Mtpa.

The increase is reconciled to:

•	Increased working hours 25.6%;

•	Increased roadway production rate of approximately 60%; and

•	Good mining conditions with no faulting impacting on longwall retreat rates.

The proposed increases are reasonable based on the mining conditions and smaller roadway cross sections that are proposed to be driven.

2.7.5 Development

Description

The mine uses continuous miner units for coal development and drill and blast for development in stone. In addition some development will be done in both coal and stone, and this will be done using drill and blast methods.

Development Capacity

It was indicated by management that typical development rates are:

•	Coal drivage – Planned 400 metres per month compared with designed 250 metres per month;

•	Stone drivage – Planned 200 metres per months compared with designed 80 metres per month; and

•	Combined Coal/Stone drivage – Planned 250 metres per month compare with designed 125 metres per month.

The increases are justified with the additional shifts.

Management stated that there will be two units in coal, two in stone and two in combined coal/stone drivage.

Table 2.6 shows a calculation of the development metres given the information provided by management.

Table 2.6 - Work up of Development Meterage

	Development in Coal	Development in Stone	Development in Stone/Coal
Units per shift	2	2	2
Shifts per day	3	3	3
Days per week	7	7	7
Days per year	330	330	330
Design Capacity	250	80	80
Planned Meterage per Month per unit	400	250	150
Typical Cross Sectional Area (m2)	12	12	4.75
Annual Meterage	9,600	6,000	3,600
Average Relative Density	1.4	2.5	2.5
Annual Tonnage	161,280	180,000	42,750

These rates are consistent with rates achieved in well run underground coal operations in PRC, in mining conditions, and using equipment similar to that at Tian Chi.

Approximately 5,100 metres of coal drivage has been completed for the mine expansion averaging 380 metres per month per continuous miner. Following the completion of the upgraded coal clearance system the planned development rates appear to be reasonable.

2.7.6 Longwall Production

The designed capacity of the longwall unit has been stated at 4,000 tonnes per day. Management has indicated that total actual production (as opposed to designed capacity) from the mine will be around 2.1 Mtpa which will include longwall and development coal. Based on this, and using back analysis, Minarco has calculated that the actual tonnage forecast from the longwall unit will be 6,080 tonnes per day. The result of the back analysis is shown in Table 2.7.

Table 2.7 - Work up of Longwall Production

Longwall Coaling
Design shifts per day	2
Worked Shifts per day	3
Average production shifts per day	2.5
Days per week	7
Days per year	330
Design Capacity (T/shift)	2,000
Design Capacity (T/day)	4,000
Actual Capacity (T/shift)	2,400
Actual Capacity (T/day)	6,000
Actual Capacity (T/mth)	165,000
Annual Tonnage	1,980,000

The estimates are based on 4 shears per shift production rate and a typical seam section of 5.2 metres over Areas 1 and 3. Minarco assesses the combined annual LTCC and coal development production at approximately 2.1 Mtpa. The planned production for the mine is considered reasonable.

2.8 COAL PREPARATION AND HANDLING

The coal at Tian Chi is not washed it is only screened prior to sale.

2.9 COAL PRODUCTS

2.9.1 Coal Product for Sale

The coal is a medium ash energy coal that will be used for domestic industry. There are three sized products consisting of:

•	A -300 mm +150 mm lump coal which will be approximately 10% of the mine production;

•	A -150 mm +50 mm middlings; and

•	A -50 mm product.

2.9.2 Product Quality

The product quality in the initial mining areas is considered suitable for a thermal market. Because there will be no washing facilities it is important that the LTCC operation minimises dilution from both the soft claystone floor and the draw down of the caved coal onto the rear conveyor. Some coal fraction may be lost in order to minimise excessive contamination of the product.

2.10 SOCIAL AND ENVIRONMENTAL

Environmental Footprint

•	The total surface area of the lease is in the order of 30 km2;

•	The No.15 seam is continuous over the area. Eliminating previously worked out areas the new mine covers 19.74 km2 ; and

•	The industrial area is located within a zone that has not been affected by previous mine extraction. The total surface area for the mine upgrade covers 14.4 Ha.

The key surface facilities include a service building, general office, office for underground staff, catering facilities dormitory facilities, main drift and service drift and associated infrastructure. The raw coal screening plant is located at the entrance to the main drift. It is proposed to extend the railway to the coal stockpile area. The return ventilation shaft is located 2.5 km from the main surface infrastructure area.

As the mine is an underground mine employing full extraction methods, there will be subsidence of the surface above and adjacent to longwall panels. Protection barriers where coal will not be extracted are left beneath the industrial area, drifts, around the shaft and significant surface buildings located on the lease area.

Social Issues

Land compensation is yet to be finalised with land owners that will be impacted by the new mining operations. The surface is mostly dedicated to farming use and no significant constraints to the total LTCC extraction are envisaged.

Subsidence

Management indicated that there are three options for dealing with subsidence issues:

1.	Fill the subsidence trough with stone drivage refuse;

2.	Allow the trough to fill with water and pond; and

3.	Leave as farming land.

Given that the subsidence is only going to be in the order of 1.5 to 2.0 metres, management indicated that it is likely that option 3 will be suitable for most of the area subsided.

Water Management

The mine will produce significant water from its underground mining operations. Management indicated that water from the mine will be used for;

1.	Fire suppression underground; and

2.	For everyday use on the surface.

Polluted water from the mine will be treated then released into the adjacent river.

Noise Dust Etc.

For other issues relating to noise dust and water, the mine indicated that it will comply with national standards.

Minarco feels that management has adequate strategies in place to address the environmental and social issues that it faces.

The financial model includes an allowance of 2.0 RMB per product tonne to fund compensation to land users.

2.11 COAL RESERVES

2.11.1 Classification

The coal reserves have been estimated within areas that have been interpreted as Measured and Indicated Resources. These resources have been identified in Section 2.4.

To convert resources to reserves it must be demonstrated that extraction could reasonably be justified after applying reasonable investment assumptions. Appropriate consideration of mining, processing, economic, environmental, social and government factors are considered in the estimation of the reserves. These are termed “Modifying Factors”.

The highest confidence level establishes Proved Reserves from Measured Resources and a lesser level of confidence establishes Probable Reserves from Indicated Resources. A level of uncertainty in any one of the Modifying Factors may result in Measured Resources converting to Probable reserves depending on materiality. A high level of uncertainty in any one or more of the Modifying factors may exclude the Resources from conversion to Reserves.

2.11.2 Modifying Factors

Barriers and Exclusion Zones

Barriers of 40 metres in width have been established around the perimeter of the lease boundary. Barriers are also provided around old mine workings. A 5 metre barrier has been left between longwall panels and around faults.

Mining exclusion zones have been established beneath the drifts and around the mine shaft. The area of these barriers are determined by the depth of the seam and an angle extended from 15 metres outside the surface of the structure.

Exclusion zones are also allocated beneath the surface infrastructure area, significant surface buildings and a major railway.

Mining Assumptions

The mine layout has been prepared in areas defined as Measured and Indicated Resources. The layouts take into consideration the known constraints. Typical layout assumptions for the No.15 seam reserve estimation include:

• LTCC panel face width	160 metres

• Longwall panel length	1,065 metres – 1,400 metres

• Longwall return roadway pillar length	55 metres

• Longwall return roadway pillar width	15 metres

• Roadway width	4.2 metres

• Roadway height	3.0 metres

• Barrier between longwall panels	12 metres

Dilution Quality

Out of seam dilution from the floor and roof strata during longwall extraction are:

Floor

• Dilution material	25 mm

• RD of stone	2.4

• Out of seam dilution ash	100%

Roof

• Dilution material	5%

• RD of stone	2.5

• Out of seam dilution ash	100%

Coal Loss

Typical recovery factors applied to the LTCC method include:

• Longwall cutting face	95%

• Rear caving and recovery	80%

2.11.3 Reserve Estimate

Minarco has been informed that no production has been undertaken post their inspection in June 2005. The coal reserves within the defined resource limits have been estimated to be 30.7 Mt. The reserves are summarised in Table 2.8. The tonnages have been estimated from an averaging of seam thicknesses within defined polygons of the resources over which a mine plan can be reasonably be prepared in consideration of the proposed mining method. Product coal assumes all stone bands in the coal seam and floor dilution cut by the shearer reports to product whereas the caved rock material is separated at the primary screen.

Table 2.8 - Estimated Reserves for Tian Chi

Area	Proved (Mt)	Probable (Mt)	Recoverable Reserves (Mt)	Product (Mt)	Product Ash (%)
Area 1	10.83	0.72	6.63	5.77	26.64
Area 2		7.32	16.75	14.62	23.35
Area 3	9.99	1.84	7.32	6.82	24.64
Area 4			—

Total	20.82	9.88	30.70	27.22	24.72

2.12 OPERATIONAL EXPENDITURE

2.12.1 Labour

The estimated labour requirement for the mine is 648 persons comprising the following:

• Labourers	570

• Management	30

• Logistics and services	48

2.12.2 General

Using the assessment carried out and reported in this report, Minarco has independently reviewed the operating cost forecasts provided by the Company.

Minarco has extensive experience at forecasting costs in Chinese coal mines and has developed a comprehensive cost forecasting model which has been calibrated against actual costs for a number of operations in varying geological conditions. Table 2.9 shows Minarco’s and the Company’s forecasts. The difference of 0.85% is not considered to be material and is within the accuracy implied by the level of supporting documentation. Minarco therefore concludes that the operating cost forecast provided by the Company and used in the valuation model is reasonable.

Table 2.9 - Operating Cost Comparison – Tian Chi

OPERATING COSTS	Minarco		Feasibility Study	Difference
Labour
Wages	7.40	11.10	12.88	-13.79%
Benefits	3.70
Materials		15.40	13.30	15.82%
Timber	0.80
Development Consumables	6.32
Explosives	0.10
Large Items	1.50
Spare Parts	2.50
Tools	0.67
Coal for Own Use	0.00
Health and Safety	0.27
Building Materials	0.30
Fuel and lubricants	0.45
Other	2.50
Adjustment (inventory)	0
Electricity	7.50	7.50	7.82	-4.09%
Maintenance	12.00	12.00	12.87	-6.76%
Subsidence Compensation	1.99	1.99	2.00	-0.36%
Other	4.83	4.83	3.52	37.32%

Total FOR	52.83	52.83	52.39	0.85%

The costs in Table 2.9 relate to a typical year at planed production of 2.1 Mtpa. They are in June 2005 currency.

2.13 CAPITAL EXPENDITURE

2.13.1 Development

Minarco obtained capital expenditure estimates from the company as outlined in the detailed design report prepared by the Jinan Design Institute. The final capital expenditure estimates as provided in the detailed design report are given in Table 2.10.

Table 2.10 - Tian Chi Capital Expenditure – Design Report Estimate

Tian Chi Capital Expenditure	(RMB x104)	RMB (Million)
Underground Construction	6,104.6	61.0
Surface Construction	1,831.8	18.3
Equipment	11,970.2	119.7
Coal Preparation	632.2	6.3
Other	1,215.0	12.2

Total	21,753.8	217.5

Minarco found that capital expenditure for the project is supported by the appropriate level of feasibility study and engineering design.

Revised and updated capital expenditure estimates for the mine expansion project have seen the cost increase to 413 RMB million. This appears to be based upon updated design and additional capitalised development for the longwall operations. The breakdown of expenditure to date and estimated expenditure to completion of all works is shown in Table 2.11. No breakdown in expenditure in relation to the itemised groupings shown in Table 2.10 has been reviewed to assess major cost overruns.

Table 2.11 - Tian Chi - Revised capital Expenditure (May 2006)

2003	2004	2005	2006 (Jan – Apr)	2006 (May – Dec)	Total
27.37	100.71	183.18	47.98	53.76	413

2.14 CONCLUDING STATEMENT

Minarco concludes from the review that for Tian Chi:

•	The Coal Resources and Reserves which have been calculated according to Chinese standards have been correlated with the definitions in accordance with the JORC code.

•	Production forecasts provided by the Company are based upon adequate geological and geotechnical data taking proper account of mining conditions;

•	The assumptions used in estimating production volumes, yields, operating costs and capital costs are appropriate and reasonable;

•	Capital and operating costs used in the financial models reflect the mine plans, development and construction schedules as well as the forecast production levels;

•	Capital expenditure for the projects is supported by the appropriate level of feasibility study and engineering design;

•	The projects are well managed by effective and capable people from within the Company, who understand mining and production risks;

•

The Company’s mining equipment (either in place or planned in the capital forecasts, provided by the Company or provided by contractors) is suited to the mine plans and supports the production levels forecast; and

•	The environmental issues are well managed and there were no issues identified that could significantly impede production.

3 ZHAO LOU PROJECT

3.1 DATA AVAILABLE AND REVIEWED

The data reviewed was largely available to the Team at a data room established at the Company’s office in Zoucheng City, Shandong, PRC. A request for data was supplied to Yanzhou prior the site visit and Yanzhou compiled a significant portion of this information in the data room. The data was supplemented on request and the Team was allowed to take copies of selected information.

The data available at the data room included:

•	General Exploration Report;

•	Preliminary Design Report, prepared by the Coal Industry Ministry of Jinan Design and Research Institute, December 2004;

•	Pre-feasibility Study Report;

•	Detailed Exploration Geology Report For Zhao Lou Coalfield Shandong, China;

•	The China National Standard For Resources/Reserves of Solid Fuels and Mineral commodities (GB/T 17766-1999);

•	Design drawings, mine plans and geological structure plans.

Other data was also made available during mine site visits and the management of these mines and projects discussed issues and answered questions freely.

Where the Team received anecdotal evidence it endeavoured to cross check this evidence with different sources or from hard copy evidence. Unfortunately not all anecdotal evidence could be crossed checked. Where this occurred and an issue has been identified as being material, this has been indicated in the report.

3.2 SITE VISIT

The Technical Team visited the Zhao Lou project on the morning of 8th June. The mine location is shown in Figure 3.1.

The technical team was assisted by the construction site deputy general manager Mr Fu Lingqiao. The technical team inspected the surface construction works and drove around the surface overlying the proposed mining area. The surface over the proposed mining areas is mainly flat farmland used to crop wheat and corn.

Construction was observed and progress confirmed. Three shaft heads supporting construction were in place and in operation and a number of buildings were under construction. The site was orderly and appeared to be managed effectively. Nothing was observed that would indicate that the construction progress was not as presented and would not proceed as forecast.

BEIJING
Tianjin
BO HAI
Hebei
Shijia - Zhuang
Dezhou
Dongying
HUANG HE
Zibo
Handan
JINAN
TAI'AN
Changzhi
Anyang
Hebi
Zhao Lou Coal Mine
Shandong
Yanzhou
Zouchéng (data room)
Rizhao
Hézé
Jining
Tengzhou
WEISHAN LAKE
Zaozhuang
Lianyungang
Luoyang
Zhengzhou
Xuzhou
Jiangsu
Huaiyin
Henan
Anhui
112°
114°
116°
118°
120°
38°N
36°N
34°N
N
Provincial boundary
Railway
Main road
0
100
200
kilometres
CHINA
Location
500km
MINARCO ASIA PACIFIC
Project No: 05-32

FIGURE 3.1

Location of Zhao Lou Mine Shandong Province - China

3.3 GEOLOGY

3.3.1 Regional Geology

The Zhao Lou project is located within the Juye Coalfield that is approximately 100 km west of the Yanzhou Coalfield and 40 km east of the service town of Heze. The town of Jining is about 65 km east of Juye. The coalfield underlies an area of 1200 km2 and contains a very large in situ coal resource in the order of billions of tonnes in two main fields separated by a block fault zone of some 500 +m displacement. The Juye Coalfield is a broad basin bounded by a major fault to the east and by subcrop of the coal-bearing Permian strata under a thick (up to 750 metres) succession of Jurassic and/or Quaternary strata.

The Permian - Carboniferous coal-bearing sequence is the same as that mined at Jining and Yanzhou coalfields. A total of 20 coal seams (numbered 1-20 in descending order) are present – seams 1-3 are of Lower Permian age and seams 4-20 are Upper Carboniferous. Potentially mineable reserves almost entirely occur within the No.3 Seam which has an average thickness of 8 metres and similar structural complexity to the Jining and Yanzhou coalfields. The coal seams dip in a range from 5o to 10o with local steeply dipping zones up to 25o associated with known faults. The coal is a low ash, low sulphur, low phosphorus, high energy coal with an average apparent relative density of 1.37 taken over 29 sample points which, according to Yanzhou personnel is superior in quality to the products from other Yanzhou operations.

“Fat” coal and “1/3 coking” coal comprise more than 60% of the total resource. No.3 Seam occurs between 600 metres and 1,200 metres depth with most of the resource in No.3 Seam being at a depth of more than 800 metres.

The Zhao Lou project is well situated in relation to existing town, road and rail infrastructure and is approximately 400 km from port facilities.

At Zhao Lou, the upper split of 3 Seam is the main mining target. The seam splits into 3 Upper and 3 Lower in a limited area in the southern part of the lease area The alternative split has been mined in both coalfields and Yanzhou Coal has plans to develop further operations in that split in the future. At Zhao Lou deposit a midburden parting thickness of 0.7 metre is used to define a seam split line.

All other seams appear to be thin and often have high sulphur contents – these seams appear to have no economic potential at this stage and have been excluded from any resource figures documented in this report.

The dominant regional major fault trend is NNW with the western side generally downthrown. Other strong fault orientations are northwest and northeast.

The Juye Coalfield, like Yanzhou and Jining, is characterised by low seam gas levels, low in situ horizontal stress, minor groundwater issues and complex geological structure.

The following geological features are typical of Yanzhou Coal’s Zhao Lou deposit:

•	Deep multiple coal seams with only one seam presenting a potential mining target;

•	Minor seam splitting and coalescing; and

•	Minor seam wash outs.

The coal sequence mined at Zhao Lou as shown on Figure 3.2.

QUATERNARY
TERTIARY
CRETACEOUS
PERMIAN
Lai Yang
Shi Hezi
Shanxi Group
Mineable Seam Depth (m)
750m
SEAM 2
0.8m thick
SEAM 3
7m - 8m thick (Mining Target)
900m

Source : McElroy Bryan Geological Services June 2005

MINARCO ASIA PACIFIC

FIGURE 3.2

ZHAO LOU COAL PROJECT

Typical Stratigraphic Section

3.3.2 Exploration Methods

Exploration of the Juye area has been proceeding since the 1950’s, but has become more intensive over the last 5 years. Government regulations tend to force companies to pay for exploration drilling on a 500 metres x 500 metres grid, carried out by government-owned rigs initially with government geologists supervising and sending coal and rock samples to government-owned laboratories for analysis.

Once mine development was approved, Yanzhou Coal took over the exploration role and further drilling was undertaken as required. Geological data was collected at a standard that is equivalent to Australian coal industry best practice. Deep stratigraphic cored drill holes at Zhao Lou are located on a approximately 1,000 metres grid pattern.

Holes are logged using a down-hole geophysical sonde that provides gamma, density and caliper measurements. Coal seams are correlated and picked depths (roof and floor) entered into the geological spreadsheet.

3.3.3 Seismic Exploration

Seismic surveys have been conducted at Yanzhou Coal sites since the early 1980’s. Initially, 2D surveys gave increasingly improved resolution of structures and more recently 3D seismic surveys have become the main type of exploration at each mine site in advance of mining.

Despite the high incidence of faulting, the Yanzhou operations in other mine sites in the same coalfield appear to cope remarkably well and coal production rarely seems to be interrupted because of the faults

3.3.4 Geological Hazards

Faults

Normal and apparent low angle reverse thrust faulting is common within the Zhao Lou deposit and then have been defined 3D seismic surveys. Faulting with displacements up to 100 metres is recorded on the geological and mine plans. Faulting appears not to result in significant interruptions to production in other similar mines owned by Yanzhou Coal and this is probably because the second longwall will be activated if faulting causes problems with the one wall.

Seam Washouts

Sandstone channels have eroded the top of No.3 Seam in the Jining Coalfield and locally in the Yanzhou Coalfield. The 1,000 metres drilling pattern has broadly identified areas where this has occurred, but that level of drill spacing will be insufficient if a network of narrow channels is present.

Igneous Features

Five widely spaced drill holes in the north east part of the lease area intersected Seam 3 coal that was consistently intruded by igneous material probably forming part of an extensive sill system in that part of the lease.

Hydrogeology

Several aquifers are present in the overlying Jurassic strata and the geological reports contain reference to potential inrushes where major faulting provides connection between aquifers and No.3 Seam. During the preliminary appraisal, it was not ascertained whether the faulting in the Permian coal-bearing strata extends into the overlying Jurassic rocks. Hydrogeological issues require much closer scrutiny.

Seam Gas

According to Yanzhou Coal, seam gas content is low despite the depth of the No.3 Seam. Gas drainage is not practised as a regular part of other operations, but monitoring of the roadway ventilation is a regular practice. These are issues concerning the potential ignition of coal dust. These concerns need to be reviewed further however, with the general low methane content, the hazard to operations may not be severe. According to the Detailed Exploration report, the dust explosive risk is considered low and the gas content is very low. It is reported that gas content is extremely low and methane and carbon dioxide content is also extremely low.

Spontaneous Combustion

The relatively high temperatures in the mines because of the depth of mining, combined with coal in goaf and low rank of the coal could lead to potential spontaneous combustion conditions. Apparently a number of heating incidents have occurred in other mines in similar coalfields and have not caused much concern to those operations. In the Detailed Geology report it is stated that the risk of spontaneous combustion is very low.

In Situ Stress

The low horizontal stress levels apparent in the Yanzhou mines are quite remarkable by Australian standards considering the depth of the operations.

High vertical stress will probably be a feature of the mine as would be expected and the mine will have to manage that stress. The tectonic environment that influences the horizontal stress levels is different to that in Australian coal mines but the reason for the low stress at Yanzhou is not clear.

Seam 3 Roof and Floor Strength

Competent siltstone appears to mostly comprise the Seam 3 floor strata and is not thought to present any adverse mining conditions. The Seam 3 roof is composed of fine to medium grained sandstone of a variable thickness. Based on laboratory tests the rock unconfined compression strength (UCS) of the siltstone roof ranges from 60 to 120 MPa. It is suspected that because it is difficult to get UCS test results of weak rocks the apparent high UCS test results of roof strata is biased to the high end. Observations of a limited number of sonic logs provided by Yanzhou Coal indicated intervals of strata in the roof as weak as the Seam 3 coal (less than 10 MPa). The consistent ‘weak’ zone appeared to be approximately 10 metres above Seam 3 and be 10 to 15 metres thick. Leaving a coal roof in mining development roadway should provide a secure roof.

Seam 3 floor test results indicate rock strength ranges between 12 to 20 Mpa.

3.3.5 Coal Quality

Yanzhou Coal technical staff processes and validates all coal core analyses carried out using standardised testing procedures. This data was reported in detailed tables in appendices of the geology report. Testing includes Relative Density (RD) Proximate analysis, Specific Energy, Total Sulphur and Ash Fusion Temperature.

Average raw coal quality parameters for No. 3 Upper are as follows:

Moisture	1.57% air dried
Ash	14.61% air dried
Volatiles	36.41% daf
Sulphur	0.53%
Phosphorous	0.019%
Specific Energy	29.05MJ/kg
Ash Fusion Temperature	>1350 degrees ST (Degrees Celsius)
Free swelling index 3.5 to 6.5

3.3.6 Product Coal

Washed coal product for No. 3 Upper is anticipated to be as follows:

Moisture	1.45% ad
Ash	6.65% ad
Volatiles	36.69%daf
Sulphur	0.45%
Phosphorous	0.011%
Specific Energy	32.36MJ/kg
Ash Fusion Temperature	>1350 degrees ST (Degrees Celsius)

Based on a single washability curve presented in the Detailed Exploration report it would appear that the best yield is obtained between density cut points approximately 1.4 to 1.6 producing a yield of 70% at approximately 9% ash.

3.4 COAL RESOURCES

3.4.1 Introduction

Geological coal resources were estimated by staff of the Exploration and Research Institute of Coalfield Geology and Engineering, Shandong Province, (E&RI) in a geological report titled “Detailed Exploration Geology Report for Zhao Lou Coalfield Shandong, China”. These coal resources were not validated or audited by the Team, however, the process and procedures used by E&RI to estimate them were assessed. Based on discussions and viewing of plans and cross sections presented at the data room it was assessed that the coal resources as stated by Yanzhou Coal for 2003 at Zhao Lou were fairly represented and reported.

3.4.2 Coal Resources

Chinese Classification

Chinese resource and reserve classifications follow strict criteria laid down by the Ministry of Land and Resources and are subject to annual re-estimation and review. The following criteria are applied to Chinese resources estimation:

•	Minimum seam thickness of 0.70 metre;

•	Exclusion of dirt bands > 0.05 metres in seam thickness;

•	Maximum depth 1,000 metres;

•	Exclusion of highly weathered coal;

•	Estimation in relatively small block areas, utilising drill hole thickness; and

•	Application of a seam specific conversion factor based on experimental results.

Coal is then classified into one of the four categories, A, B, C, or D with category A being based on the highest density of drill hole spacing and therefore having a higher degree of confidence. A new classification system (Classification for Resources/Reserves of Solid Fuels and Mineral Commodities GB/T 17766-1999) which is equivalent to international standards was implemented on 1 December 1999. The various criteria have been examined and compared to the classification nomenclature of Australia Guidelines for Estimating and Reporting of Inventory Coal, Coal Resources and Coal Reserves (2003) and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, (The JORC Code 2004 Edition), and considers the Chinese system to be approximately equivalent to the Australian code summarised in the Table 3.1.

Table 3.1 - Comparison of Chinese Code 1999 and JORC 2004

Chinese System	JORC Code 2004	Criteria
A	Measured	Drill hole spacing approx 500 metres
B	Indicated	Drill hole spacing approx 750 metres
C	Inferred	Drill hole spacing approx 1500 metres
D	Inferred	Limited drill holes and other data

Resources for Zhao Lou are quoted from the “Detailed Exploration Geology Report for Zhao Lou Coalfield Shandong, China”.

Coal Resources were classified as Category A, B, C or D to reflect the confidence in the underlying geological data. Coal resources were delineated by applying various limiting factors to the geological model: Total coal resources are summarised in Table 3.2.

Table 3.2 - Total Coal Resources as at July 2003 for the Zhao Lou Deposit

Chinese Classification for Coal Reporting System	A	B	A Plus B	C	Total
Approx. Aust. JORC equivalent	Measured (Mt)	Indicated (Mt)	(Mt)	Inferred (Mt)	(Mt)
3 Upper Seam
Less than 850 m cover	31.018	57.002	88.020	91.759
850 to 1000 m cover	23.470	46.694	70.164	92.533
1000 to 1200 m cover	—	—	—	8.731
Subtotal	54.488	103.696	158.184	193.023

Subtotal A+B+C					351

3 Lower Seam
Less than 850 m cover	—	4.925	4.925	1.829
850 to 1000 m cover	—	4.731	4.731	8.592
1000 to 1200 m cover	—	1.019	1.019	4.547
Subtotal	—	10.675	10.675	14.968
Subtotal A+B+C					26

Total 3 Seam (Upper+Lower)	55	114	169	208	377

Note 1: C Resources have been included in subtotals and final totals because of an implied higher degree of confidence even though they are regarded as Inferred Resources

Note 2: Total 3 Seam (Upper+Lower) resources have been rounded to whole numbers

Note 3: Resources in fault barriers estimated by Yanzhou not included in above table

Because over 50 percent of the coal resources are provided by Inferred C category resources (208 Mt) out of a combined total 377 Mt. Additional exploration should be carried out for confirmation to increase the value of the project.

3.5 MINING HAZARDS

3.5.1 Geotechnical Issues

The proposed depth of mining at 900 metres introduces specific geotechnical issues with respect to strata stresses surrounding mine openings. Studies and experience show that the coal strata exhibits low stresses even at considerable depths. Suitably sized coal pillar sizes for barriers alongside the longwall panels have been designed at 4 metre widths.

The resource area is intersected by a number of faults which may exhibit weaker strata conditions surrounding the fault plane. It is not proposed to extract coal within nominated barriers surrounding these faults. The size of these barriers increases as the displacement of the coal seam increases.

The No. 2 seam is approximately 21 metres above the No.3 Upper section which is the targeted mining horizon. Testing has indicated that the No.2 seam is potentially prone to spontaneous combustion. During the LTCC process this seam will collapse together with the immediately overlying strata into the mined out area. The single entry longwall mine plan has taken into consideration this hazard by reducing the likelihood of any air migration into the mine out areas.

The depth of mining will be subject to increased strata temperatures. Although not principally a geotechnical issue the mining environment will be hot and humid. Refrigeration has been allowed in the mine design and costings to provide a comfortable working environment to avoid heat stress.

3.5.2 Geological Issues

The upper strata consists of poorly consolidated Quaternary material containing water. The interface between this strata and the lower Permian coal measures strata is variable and the nature of water bearing aquifers is not precisely known. Flows have been found to be variable across the resource area, however it is predicted that water flows will be high on initial strata breakage and then subside. Further tests have been recommended by the design institute.

A number of exploration drill holes have not been able to be fully sealed due to the unconsolidated strata and water. This is a potential inrush hazard if these holes are intersected by the mine operations. Procedures are required for safely mining through these borehole zones.

3.5.3 Gas

The coal seam gas content is low and has been identified as predominantly nitrogen with minimal methane present. Advantage of the seam gas composition can be taken to manage spontaneous combustion risk.

3.6 MINE INFRASTRUCTURE AND EQUIPMENT

3.6.1 Mine Access

The mine will be serviced by three surface to underground vertical shafts. These provide coal clearance, men and materials access and ventilation. The shafts should be sufficient to support the operation of the mine and the planned production schedule.

3.6.2 Development

Development is facilitated using 3 continuous miner units and a drill and blast unit.

The proposed development plan, equipment and methods are suited to the mining conditions and geological nature of the resources and support the forecast production and cost schedules.

3.6.3 Longwall

There are two LTCC faces which management indicated are both identical. The cut height is around 3.0 metres, with the remaining coal caved on the rear conveyor. The longwall face widths are typically 220 metres. The design capacity of each LTCC face is 2.9 Mtpa.

The proposed longwall layout, equipment and methods are suited to the mining conditions and geological nature of the resources and support the forecast production and cost schedules.

3.6.4 Underground Coal Clearance

Trunk Conveyor System

Coal is transported from the working faces to the Main Winding Shaft via belt conveyors which feed into two underground 1,500 tonne bulk bins which feed to the shaft skip loading equipment. The conveyors are 1,400 mm wide operate at a speed of 4 m/s and a have a capacity of 3,000 tph.

Winding Shaft

The main coal winding shaft has a designed capacity of 6.8 Mtpa. The winding hoist uses 4 skips each of 61 tonne capacity. Management indicated that the shaft hoisting systems actual capacity is closer to 8 Mtpa. These figures are confirmed in the engineering reports reviewed.

Minarco considers the proposed coal haulage system to be of sufficient capacity to support the forecast production schedule.

3.6.5 Surface Coal Handling

Coal will be transported from the hoisting shaft to a fully enclosed raw coal stockpile. Coal is recovered from this stockpile and fed by conveyor to the coal preparation plant. Product coal is stored in concrete bins before being loaded onto trains for transport to market. The proposed system is typical for a mine of this type and size and should support the production plan.

3.6.6 Power

Power will be delivered to the mine’s industrial area at 110 kV. A substation located in the industrial will reduce voltage to 35 kV before feeding underground. Minarco considers this sufficient to support the production estimates.

3.6.7 Mine Water/Dewatering

The strata above the seam is water bearing and tests have shown that there is potential for high water flows on initial breakage of strata. The total water make into the mine is estimated to be n the order of 2.5 kl/second. Pumping systems including high capacity pumps have been selected to control the expected mine water make.

The proposed sequence of mine development and extraction is to progressively work up dip. This will place any flooded extracted areas on the lower side of the current mining areas.

3.6.8 Men and Materials Transport

Transport of mine personnel and supplies will be by a rail network using electric locomotives. All personnel, equipment and materials will enter the mine by the 7.2 metre diameter main shaft. The dimensions of the winding cage and hoisting capacity have been determined by the design institute to satisfy the selected mining equipment type to be established at the mine.

The transport roadway is designed to be partially within the No.2 seam and mid burden strata between the No.3 Upper and No.2 seams to ensure that gradients are within acceptable limits for rail equipment.

3.7 MINE PRODUCTION

3.7.1 Mine Capacity

Working Time

The designed mine capacity, based on traditional Chinese standards is calculated based on:

•	300 days per year;

•	14 hour winder hoisting; and

•	2 shifts per day and one shift for maintenance.

In effect the mine is operated 365 days per year and the number of days lost for maintenance etc is actually a lot less than that implied by the regulated criteria. In reality it is typical for mines to produce on a minimum 330 day per schedule. In this way design estimates are very conservative for an experienced operator such as Yanzhou.

3.7.2 Mine Plan

3.7.3 Mining Method

The mining method will consist of twin LTCC faces for production supported by continuous miners developing coal roadways, and drill and blast faces developing roadways in stone, and stone/coal sections. The plans indicate that there will be 3 coal drivage units and 1 drill and blast faces. Where necessary a drill and blast face will also be used in the stone/coal sections. The typical cross sectional areas of the main roadways, are given in Table 3.3. This information is based on the Jinan Design Institutes Detailed Engineering Report. The typical mine plan is shown in Figure 3.3.

CINDERED COAL
WEST
NORTH
E - W
Service Shaft
Return Shaft
Shaft Barrier
approx. barrier line
outline of subcrop
Subcrop
40m barrier
Lease boundary
Fault / structural zone
Seam split
Cindered coal
Borehole
Kilometres
N

FIGURE 3.2

ZHAO LOU COAL PROJECT

Mine Plan and Reserves Estimate

MINARCO ASIA PACIFIC

Table 3.3 - Typical Roadway Dimensions

Roadway Type	Cross Sectional Area (m2)
Coal Drivage Service Road	12.0
Coal Drivage – Conveyor Road	13.0
Face Installation	10.7

Production rates given in the following sections, and also in the detailed schedule are based on the cross sectional areas as identified in Table 3.3.

3.7.4 Forecast Production Summary

Management indicated that total mine ROM production is planned to be 6.0 Mtpa with the operation of two LTCC faces. This is well above the designed capacity of the mine which is stated at around 3.0 Mtpa.

The planned production estimate is reasonable with the operation of two high production sections. All service and coal transport systems are designed for the higher rate of production.

3.7.5 Development

Description

The mine plans to use continuous miner units for coal development and drill and blast for development in stone. In addition some development will be done in both coal and stone, and this will be done using drill and blast methods.

Development Capacity

It was indicated by management that typical development rates are:

•	Coal drivage – Planned 300 - 400 metres per month compared with designed 250 metres per month;

•	Stone drivage – Planned 200 metres per months compared with designed 80 to 100 metres per month; and

•	Combined Coal/Stone drivage – Planned 250 metres per month compared with designed 125 metres per month.

Management stated that there will be three units in coal, one in stone and one in combined coal/stone drivage.

Table 3.4 shows a work up of the development metres given the information provided by management.

Table 3.4 - Work up of Development Meterage

	Development in Coal	Development in Stone	Development in Stone/Coal
Units per shift	3	1	1
Shifts per day	3	3	3
Days per week	7	7	7
Days per year	330	330	330
Design Capacity	250	80	80
Planned Meterage per Month per unit	350	250	150
Typical Cross Sectional Area (m2)	13	13	13
Annual Meterage	12,600	3,000	1,800
Average Relative Density	1.4	2.5	2.5
Annual Tonnage	229,320	97,500	58,500

The rate of development is considered reasonable for the mining conditions which will include periodic excavation through fault planes. The total annual metres developed is able to support the operation of two LTCC faces with sufficient trunk service road advance in stone as well as longwall gate road development in coal.

3.7.6 Longwall Production

For cutting heights of 5 metres the typical rate of retreat for a longwall is 150 metres per month. Approximately 2.75 Mtpa or 9,200 tonnes per day is therefore a minimum targeted output.

The actual designed capacity of the longwall unit has been stated at 4,800 tonnes per shift based on a 14 hour per day shaft hoisting operation. Management has indicated that total actual production (as aside from designed capacity) from the mine will be assessed from a 16 hour day and 330 days per year. Based on this, and using back analysis, Minarco has calculated that the actual possible tonnage from each longwall unit will be 10,960 tonnes per day. The results of the back analysis is shown in Table 3.5.

Table 3.5 - Work up of longwall production

Longwall Coaling
Units per shift	2
Shifts per day	3
Days per week	7
Days per year	330
Design Capacity (T/shift)	4,800
Design Capacity (T/day)	9,600
Actual Capacity (T/shift)	5,480
Actual Capacity (T/day)	10,960
Actual Capacity (T/mth)	301,675
Annual Tonnage	3,620,100

The potential combined capacity of two longwall faces exceeds the planned mine output of 6.0 Mtpa. All coal conveying and shaft hoisting has been designed to exceed 8 Mtpa capacity. The planned longwall output of 6.0 Mtpa is considered to be realistic and readily achieved.

3.7.7 Historical Development Rates

The proposed mining rates are derived from historical performance at the company’s mines where 6 Mtpa is readily obtained in their LTCC faces.

3.8 COAL PREPARATION AND HANDLING

No information on coal preparation was made available.

3.9 COAL PRODUCTS

No information on coal products was made available.

3.10 SOCIAL AND ENVIRONMENTAL

Environmental Footprint

•	The total surface area of the lease is 145 km2;

•	The No. 3 seam covers 91 km2;

•	The industrial area is 36 Ha.

The key surface facilities include a service building, general office, office for underground staff, catering facilities dormitory facilities, main shaft and service shaft and associated infrastructure, return shaft, CHPP, raw coal undercover stockpile, and product coal handling and train loading facilities.

As the mine is an underground mine employing full extraction methods, there will be subsidence of the surface above and adjacent to longwall panels.

Social Issues

There are a total of 26 villages over the lease area. In the first mining area there are 2 villages that may be adversely impacted by subsidence. The villages are typical for the region and consist of a small number of dwellings constructed from mud and light bricks. Under the compensation package approved by the government, all the people living in these villages will be relocated to a new town. The town is located approximately 5 km from the current mine pit top area. Centralising small village populations is a policy supported by the government and by placing people in centralised accommodation village land is freed up for productive farm use. Centralising smaller populations also allows for better facilities such as schools.

As with most poorer rural areas in PRC, the population of the villages see the introduction of mining to their region as being positive. The mine is seen as providing employment and business opportunities. Minarco has observed this situation with many projects in PRC and the view of the local residence in this case was provided by management.

Subsidence

Management indicated that there are three options for dealing with subsidence issues:

1.	Fill the subsidence trough with Washplant and stoned drivage refuse;

2.	Allow the trough to fill with water and pond; and

3.	Leave as farming land.

Given that the subsidence is only going to be in the order of 1.5 to 2.0 metres, management indicated that it is likely that option 3 will be suitable for most of the area subsided.

Water Management

The mine will produce significant water from its underground mining operations. Management indicated that water from the mine will be used for:

1.	Fire suppression underground;

2.	In the CHPP; and

3.	For everyday use on the surface.

Polluted water from the mine will be treated then released into the adjacent river.

Noise Dust Etc.

For other issues relating to noise dust and water, management indicated the mine will comply with national standards.

Minarco feels that management has adequate strategies in place to address the environmental and social issues that it faces and that there could be a net positive impact for local residents.

3.11 COAL RESERVES

3.11.1 Classification

The coal reserves have been estimated within areas that have been interpreted as Measured and Indicated Resources. These resources have been identified in Section 3.4.

To convert resources to reserves it must be demonstrated that extraction could reasonably be justified after applying reasonable investment assumptions. Appropriate consideration of mining, processing, economic, environmental, social and government factors are considered in the estimation of the reserves. These are termed “Modifying Factors”.

The highest confidence level established Proved Reserves from Measured Resources and a lesser level of confidence establishes Probable Reserves from Indicated Resources. A level of uncertainty in any one of the Modifying Factors may result in Measured Resources converting to Probable reserves depending on materiality. A high level of uncertainty in any one or more of the Modifying factors may exclude the Resources from conversion to Reserves.

3.11.2 Modifying Factors

Barriers and Exclusion Zones

A 40 metre wide barrier to mining has been established around the perimeter of the lease boundary. Variable width barriers are also provided around faults depending upon their throw interpreted from 3D seismic exploration.

The various barriers are:

• Faults equal to or greater than 100 metres	100 metre barrier;

• Faults between 50 metres and 100 metres	50 metre barrier;

• Faults between 30 metres and 50 metres	30 metre barrier;

• Fault less than 30 metres	No barrier.

A barrier of 400 metres to 500 metres has been established along the subcrop line to the west of the resource area. Fractured and eroded sections of strata associated with the different periods of deposition have been interpreted from lost drilling fluid.

Mining exclusion zones have been established around the mine shafts and beneath the surface industrial complex. The area of this barrier is determined by the depth of the various stratigraphic sequences and an angle of draw extended from 15 metres outside the surface of the structure.

No major railways or roads are within the recognised resource area.

Mining Assumptions

The mine layout has been prepared in areas defined as Measured and Indicated Resources. The layouts take into consideration the known constraints. Typical layout assumptions for the No.3 Upper Seam reserve estimation include:

• LTCC panel face width	220 metres

• Longwall panel length	1,065 metres – 3,300 metres

• Roadway width	4.2 metres

• Roadway height	3.0 metres

• Barrier between longwall panels	4 metres

Dilution Quality

Out of seam dilution form the floor and roof strata during longwall extraction are:

Floor

• Dilution material	25 mm

• RD of stone	2.4

• Out of seam dilution ash	100%

Roof

• Dilution material	5%

• RD of stone	2.5

• Out of seam dilution ash	100%

Coal Loss

Typical recovery factors applied to the LTCC method include:

• Longwall cutting face	95%

• Rear caving and recovery	80%

Moisture Adjustment

The Recoverable Reserves have been adjusted from an average air dried coal moisture of 1.57% to a ROM moisture of 5% following the mining process.

3.11.3 Reserve Estimate

The Recoverable Reserves were estimated from a mine layout that took into consideration all barriers and exclusion zones. The tonnages have been estimated from an averaging of seam thicknesses within defined polygons of the resources over which a mine plan can be reasonably be prepared in consideration of the proposed mining method. Due to the presence of faulting, incomplete coal washability testing over the resource area and irregular spacing of drill holes all reserves have been classified as Probable. Table 3.6 shows the estimated Reserves for the mine within the existing knowledge of exploration. A global 68% yield has been applied to the Reserves.

Table 3.6 - Estimated Reserves for Zhao Lou Mine

Area	Proved (Mt)	Probable (Mt)	Recoverable Reserves (Mt)	Product (Mt)	Product Ash (%)
South Area	—	65.0	65.0	42.2	7.12
West Area	—	40.9	40.9	26.5	7.10

Total	—	106.0	106.0	68.7	7.11

3.12 OPERATIONAL EXPENDITURE

3.12.1 General

Using the assessment carried out and reported in this report, Minarco has independently reviewed the operating cost forecasts provided by the Company.

Minarco has extensive experience at forecasting costs in Chinese coal mines and has developed a comprehensive cost forecasting model which has been calibrated against actual costs for a number of operations in varying geological conditions. Table 3.7 Shows Minarco’s and the Company’s forecasts. The difference of 5.73% is not considered to be material and is within the accuracy implied by the level of supporting documentation. Minarco therefore concludes that the operating cost forecast provided by the Company and used in the valuation model are reasonable.

Table 3.7 - Operating Cost Comparison – Zhou Lao

OPERATING COSTS			Minarco	Feasibility Study	Difference
Labour
Wages		5.03	7.54	7.54	0.00%
Benefits		2.51
Materials	19.03		19.03	19.00	0.16%
Timber		0.90
Development Consumables		6.63
Explosives		0.07
Large Items		5.00
Spare Parts		3.00
Tools		0.20
Coal for Own Use		0.02
Health and Safety		0.20
Building Materials		0.50
Fuel and lubricants		0.50
Other		2.01
Adjustment (inventory)		0
Electricity		15.60	15.60	16.46	-5.22%
Depreciation		0.00	0.00
Future development contribution		2.50	2.50	2.50
Expansion Funding		3.00	3.00	3.00
Maintenance		8.00	8.00	7.89	1.39%
Subsidence Compensation		7.44	7.44	8.50
Other		20.70	20.70	24.01	-13.81%

Total FOR		83.81	83.81	88.90	-5.73%

The costs in Table 3.7 relate to a typical year at design capacity production of 6.0 Mtpa. They are in June 2005 currency.

3.13 CAPITAL EXPENDITURE

Minarco obtained detailed capital expenditure estimates from the company as outlined in the detailed design report prepared by the Jinan Design Institute. The costs reported in this detailed document are on average 33% higher than those recorded in the feasibility study reflecting the increased equipment and infrastructure requirements following further investigations and an improved understanding of the resource. The final capital expenditure estimates as provided in the detailed design report are given in Table 3.8.

Table 3.8 - Zhao Lou Capital Expenditure

Capital Expenditure Detailed	(RMB x104)	RMB (Million)
Underground Construction	59,390.0	593.9
Surface Buildings	11,874.0	118.7
Equipment Installation	15,020.0	150.2
Equipment Purchase	56,416.0	564.2
Other	41,485.0	414.9
Planning & Design	16,220.0	162.2

Total	200,405.0	2,004.1

Minarco found that capital expenditure for the project is supported by the appropriate level of feasibility study and engineering design.

3.14 CONCLUDING STATEMENT

Minarco concludes from the review that for Zhao Lou:

•	The Coal Resources and Reserves which have been calculated according to Chinese standards have been correlated with the definitions in accordance with the JORC code;

•	Production forecasts provided by the Company are based upon adequate geological and geotechnical data taking proper account of mining conditions;

•	The assumptions used in estimating production volumes, yields, operating costs and capital costs are appropriate and reasonable;

•	Capital and operating costs used in the financial models reflect the mine plans, development and construction schedules as well as the forecast production levels;

•	Capital expenditure for the projects is supported by the appropriate level of feasibility study and engineering design;

•	The projects are well managed by effective and capable people from within the Company, who understand mining and production risks;

•

The Company’s mining equipment (either in place or planned in the capital forecasts, provided by the Company or provided by contractors) is suited to the mine plans and supports the production levels forecast; and

•	The environmental issues are well managed and there were no issues identified that could significantly impede production.

ANNEXURE A – QUALIFICATIONS AND EXPERIENCE OF MINARCO TEAM

David Meldrum – Managing Director, Minarco Asia Pacific

Bachelor of Engineering (Mining – Hons), First Class Mine Managers Certificate of Competency Graduate Diploma in Applied Finance, Chartered Professional of Australasian Institute of Mining and Metallurgy, Member of the Australian Institute of Company Directors and Member of the CEO institute of Australia.

David has a First Class Mine Managers Certificate of Competency with over 16 years experience associated with the mining industry within Australia and overseas. During this period he has undertaken all levels of technical studies and audits of current and prospective operations in Queensland, New South Wales, South Australia, China, South Africa and Indonesia. Apart from providing advice to numerous financiers, David has finance industry experience having been an Investment Banker and having carried out studies for both lenders and investors.

David concentrates on providing technical and commercial advice to both the coal and finance industries. This work includes advising clients on the sale and/or purchase of coal projects and has involved development of business strategies to maximise the value of the opportunities. David also has extensive experience in reserve estimation.

Phil Mitchell – Senior Manager Engineering, Minarco Asia Pacific

Bachelor of Engineering, Mining – University of Sydney, Bachelor of Science – University of Sydney First Class Mine Managers Certificate (Coal) – NSW & Queensland, Graduate Diploma in Applied Finance, Member of Australasian Institute of Mining and Metallurgy

Phil has over 25 years experience in the mining industry and is experienced in mine planning and design; cost and capital budgeting; ventilation design, fan specification and hazard planning for underground operations. Phil has undertaken a range of mining assignments from conceptual mine planning through to final feasibility, and has been involved in mine development, construction and operations. He has been involved extensively in due diligence and independent technical reviews for companies preparing for IPO’s in the last two years.

Charles Parbury – Director, MBGS

Bachelor of Arts (Honours), Geology, Macquarie University. Member of Australian Institute of Mining and Metallurgy Australia

Charles has had over 25 years experience as a geologist and has worked internationally on coal related mining operations and exploration programs in Australia, the Philippines, Thailand, New Zealand and Indonesia. He has completed many resource estimation programs and was a key member of the team that completed the competent persons report for Xstrata for the London Listing.

Andrew Ryan – Mining Engineer/Analyst, Minarco Asia Pacific

Bachelor of Engineering, Mining – University of New South Wales, Graduate Member of Australasian Institute of Mining and Metallurgy

Andrew has worked with Minarco over the past 4 years and has been actively involved in all areas of coal consulting. Most recently he was involved in a due diligence project in China, and has also been actively involved in ongoing due diligence and technical advisory work in Australia for a Chinese Client. Andrew managed the development of Minarco’s new generation in house mine cost analysis system and currently manages the preparation of Minarco’s annual coal mine cost studies.

Wentao Han – Senior Geologist, MBGS

Bachelor of Petroleum Engineering, Petroleum Institute, Daqing; Member of Society of Petroleum Engineers

Wentao has had over 15 years experience as a geologist and has worked on hydrocarbon potential of sedimentary basin deposits in China. He has completed many technical feasibility studies of petroleum resources as a consultant for investment companies. More recently has began working on coal related projects in Australia. He is a native Mandarin speaking Chinese with fluent English skills.

ANNEXURE B – CHINESE COAL QUALITY DEFINITIONS

	Code	Category Index
Category		V.M. (%)	G.R.I	Y (mm)	b (%)	PM (%)	S.E. gar (MJ/kg)
Anthracite	WY	≤10.0
Meagre coal	PM	10~20	≤5
Meagre and lean coal	PS	10~20	5~20
Lean coal	SM	10~20	20~65
Coking coal		20~28	50~65
(Major hard coking coal)	JM	10~28	>65	≤25	≤150
Fat coal	FM	10~37	>85	>25
1/3 coking coal	1/3JM	28~37	>65	≤25	≤220
Gas and fat coal	QF	>37	>85	>25	>220
Gas coal	QM	28~37	50~65
		>37	>35	≤25	≤220
1/2 medium caking	1/2ZN	20~37	30~50
Weak caking	RN	20~37	5~30
Non-caking	BN	20~37	≤5
Longflame coal	CY	>37	≤35			>50
Lignite	HM	>37				≤30
		>37				30~50	≤24

Note:	Y	max. thickness of plastic layer
	B	coke property
	PM	reflectance

ANNEXURE C – CHINESE RESOURCE AND RESERVE CLASSIFICATION

Chinese Classification

Chinese resource and reserve classifications follow strict criteria laid down by the Ministry of Land and Resources and are subject to annual recalculation and review. The following criteria are applied:

•	Minimum seam thickness of 0.70 metres;

•	Exclusion of dirt bands > 0.05 metres in seam thickness;

•	Maximum depth 1,400 metres;

•	Exclusion of highly weathered coal;

•	Calculation in relatively small block areas, utilising borehole thickness; and

•	Application of a seam specific conversion factor based on experimental results.

Coal is then classified into one of the four categories, A, B, C or D, with category A attracting the highest degree of confidence. A new classification system (Classification for Resources/Reserves of Solid Fuels and Mineral Commodities GB/T 17766-1999) which is equivalent to international standards was implemented on 1 December 1999. During the transition period both classification systems have been used in coal mines, however nearly all the coal mines are familiar with the old Code rather than the new Code. Minarco has examined the various criteria applied and using the classification nomenclature of Australia Guideline for Estimating and Reporting of Inventory Coal, Coal Resources and Coal Reserves (2003 Edition) and Australia Code for Reporting of Mineral Resources and Ore Reserves, September 1999 (The JORC Code), consider the following entries in Table AF1 and Table AF2 approximate equivalents.

Table AF1 - Comparison of Chinese Old Code and JORC Resource Classifications

Chinese System	JORC Code	Criteria
A	Measured Resource	Borehole spacing approximately 500 metres
B	Indicated Resource	Borehole spacing approximately 750 metres
C	Indicated Resource	Borehole spacing approximately 1,500 metres
D	Inferred Resource	Limited borehole and other data

Table AF2 - Comparison of Chinese New Code and JORC Reserves Classifications

Degree of Economic	Total Identified Mineral Resources			Undiscovered Resources
	Measured	Indicated	Inferred	Reconnaissance
Economic	Proved extractable Reserve
(111)
Basic Reserves
(111b)
	Probable Extractable Reserves	Probable Extractable Reserves
	(121)	(122)
	Basic Reserves	Basic Reserves
	(121b)	(122b)
Marginal	Basic Reserves
Economic	(2M11)
	Basic Reserves	Basic Reserves
	(2M21)	(2M22)
Sub-marginal	Resource
Economic	(2S11)
	Resource	Resource
	(2S21)	(2S22)
Intrinsic	Resource	Resource	Resource	Resource
Economic	(331)	(332)	(333)	(334) ?